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Holcim

Half-Year Report 2005 Holcim Ltd

dlw 9/13

Strength. Performance. Passion.

Key Figures Group Holcim

January–June		2005	2004 Restated[1]	±%	±% local currency
Annual cement production capacity	million t	156.1	154.1[2]	+1.3	
Sales of cement and clinker	million t	52.5	49.3	+6.5	
Sales of aggregates	million t	68.3	48.6	+40.5	
Sales of ready-mix concrete	million m³	17.2	13.8	+24.6	
Net sales	million CHF	7,870	6,317	+24.6	+27.1
Operating EBITDA	million CHF	2,037	1,720	+18.4	+21.2
Operating EBITDA margin	%	25.9	27.2		
EBITDA	million CHF	2,098	1,752	+19.7	+22.3
Operating profit	million CHF	1,448	1,071	+35.2	+38.4
Operating profit margin	%	18.4	17.0		
Net income	million CHF	774	477	+62.3	+65.6
Net income attributable to equity holders of Holcim Ltd	million CHF	650	356	+82.6	+85.1
Net income margin (share Holcim Ltd)	%	8.3	5.6		
Cash flow from operating activities	million CHF	686	688	–0.3	+1.9
Cash flow margin	%	8.7	10.9		
Net financial debt	million CHF	14,365	6,846[2]	+109.8	+93.4
Total shareholders' equity	million CHF	12,835	10,661[2]	+20.4	+12.9
Gearing[3]	%	111.9	64.2[2]		
Personnel	30.6.	61,006	46,909[2]	+30.1	
Earnings per dividend-bearing share[4]	CHF	2.85	1.78	+60.1	+62.4
Fully diluted earnings per share[4]	CHF	2.80	1.78	+57.3	+59.6
Cash earnings per dividend-bearing share[4 5]	CHF	2.96	2.59	+14.3	+15.8

Principal key figures in USD (illustrative)[6]					
Net sales	million USD	6,504	4,974	+30.8	
Operating EBITDA	million USD	1,683	1,354	+24.3	
Operating profit	million USD	1,197	843	+42.0	
Net income attributable to equity holders of Holcim Ltd	million USD	537	280	+91.8	
Cash flow from operating activities	million USD	567	542	+4.6	
Net financial debt	million USD	11,223	6,005[2]	+86.9	
Total shareholders' equity	million USD	10,027	9,352[2]	+7.2	
Earnings per dividend-bearing share[4]	USD	2.36	1.40	+68.6	
Cash earnings per dividend-bearing share[4 5]	USD	2.45	2.04	+20.1	
Principal key figures in EUR (illustrative)[6]					
Net sales	million EUR	5,077	4,075	+24.6	
Operating EBITDA	million EUR	1,314	1,110	+18.4	
Operating profit	million EUR	934	691	+35.2	
Net income attributable to equity holders of Holcim Ltd	million EUR	419	230	+82.2	
Cash flow from operating activities	million EUR	443	444	–0.2	
Net financial debt	million EUR	9,268	4,417[2]	+109.8	
Total shareholders' equity	million EUR	8,281	6,878[2]	+20.4	
Earnings per dividend-bearing share[4]	EUR	1.84	1.15	+60.0	
Cash earnings per dividend-bearing share[4 5]	EUR	1.91	1.67	+14.4	

[1] Adjusted in line with IFRS 2005.
[2] As of December 31, 2004.
[3] Net financial debt divided by total shareholders' equity.
[4] EPS calculation based on net income attributable to equity holders of Holcim Ltd.
[5] Excludes the amortization of goodwill and other intangible assets.
[6] Income statement figures translated at average rate; balance sheet figures at year-end rate.

Strong Growth and Major Profit Boost at Group Level

Rewarding Group result

Despite continuously rising energy prices and tougher price competition, Holcim posted a substantial advance in financial results for the first half of 2005. Robust second-quarter demand, further productivity increases and cost savings resulted in solid internal growth.

The integration into the Group of the major acquisitions made at the beginning of the year proceeded on schedule. The Holcim Group has expanded considerably with the acquisition of 100 percent of Aggregate Industries and the first-time consolidation of Indian Group company Ambuja Cement Eastern.

Improved sales were recorded in all segments on the back of a favorable economy worldwide and, with a few exceptions, the positive construction activity. Consolidated cement sales rose by 6.5 percent, with the greatest volume increases achieved in Asia Pacific, followed by Latin America and Africa Middle East. In Europe and North America, Holcim sales remained robust overall, almost entirely canceling out the heavy, weather-related falls of the first quarter of 2005. Consolidated deliveries of aggregates and ready-mix concrete differed between the individual regions; the Group-wide increases of 40.5 percent and 24.6 percent respectively are largely due to the first-time consolidation of the activities of Aggregate Industries in the second quarter of 2005. In this three-month period, the new Group company sold around 20 million tonnes of aggregates, 2 million cubic meters of ready-mix concrete and 4 million tonnes of asphalt.

Group in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	2,730	5,140	7,870	2,760	3,557	6,317
Operating EBITDA	658	1,379	2,037	694	1,026	1,720
Operating profit	411	1,037	1,448	375	696	1,071
Net income	169	605	774	101	376	477
Cash flow from operating activities	77	609	686	60	628	688

[1] Adjusted in line with IFRS 2005.

Consolidated net sales were up by 24.6 percent to CHF 7.870 billion, and operating EBITDA rose by 18.4 percent to CHF 2.037 billion. Better operating results were achieved across the board, with the exception of Latin America, where operating EBITDA edged down by 2.8 percent due to rising energy prices, unfavorable exchange rate movements and heavy price erosion in Brazil and Colombia. Growth was strongest in Group region North America (+47.8 percent), followed by Africa Middle East (+33.5 percent), Europe (+20.2 percent) and Asia Pacific (+9.9 percent). Internal operating EBITDA growth at Group level was 7.2 percent. Factoring out Aggregate Industries and Ambuja Cement Eastern, the EBITDA margin improved to 27.4 percent from 27.2 percent for the prior-year period. When changes to the scope of consolidation are taken into account, the EBITDA margin is, as might be expected, lower – at 25.9 percent. Consolidated operating profit soared by 35.2 percent to CHF 1.448 billion. Net income increased by 62.3 percent to CHF 774 million. Net income attributable to equity holders of Holcim Ltd came to CHF 650 million – an impressive 82.6 percent higher than for the same period in 2004. These results were boosted by both the expanded scope of consolidation and amendments under the International Financial Reporting Standards (IFRS), i.e. the absence of goodwill amortization, which accounted for CHF 122 million in the first half of 2004.

Stable market growth in Europe

After a hard winter in large parts of Europe, construction activity in most markets picked up.

Spain once again emerged as the top performer. Order books in the UK also remained well-filled, despite reduced demand in the infrastructure segment. An increase in residential construction activity led to a revival in demand for cement in France and business conditions were also solid in the Netherlands and Switzerland. In Germany, the construction sector failed to make any significant headway and northern Italy saw a slight decline in activity. By contrast, central and southeast Europe recorded robust demand for construction services.

Holcim Spain reported excellent capacity utilization thanks to solid demand in established markets in the south of the country as well as Madrid. Holcim France Benelux increased sales volumes in France, but saw volumes decline slightly in Belgium due to greater competitive pressure. A new facility for the manufacture of composite cements based on slag was commissioned in the port of Dunkirk. This strengthens the product range in an important growth segment for the company. Holcim Italy was unable to match last year's high delivery volumes as a result of market factors and weather conditions. However, the expansion of our presence in the Milan area led to a marked rise in sales of ready-mix concrete. Holcim Switzerland benefited from major projects in the urban centers of Zurich and Basel, which not only boosted cement sales, but also led to an increase in deliveries of aggregates and ready-mix concrete, in particular. Holcim Germany maintained its market share in a difficult environment and also achieved better selling prices. In central and southeast Europe, Group companies in Romania and Bulgaria led the way with increased volumes.

Overall, in Group region Europe cement deliveries decreased slightly.

One factor of special mention is the expansion of volumes in aggregates and ready-mix concrete; sales rose by 26.2 percent to 35.6 million tonnes and by 22.7 percent to 8.1 million cubic meters respectively. Of these figures, 7.3 million tonnes of aggregates, in addition to 0.7 million cubic meters of ready-mix concrete and 1.4 million tonnes of asphalt, are attributable to Aggregate Industries, which has been fully consolidated since April and has a nationwide presence in the UK.

Europe in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	914	2,152	3,066	981	1,361	2,342
Operating EBITDA	175	563	738	216	398	614
Operating profit	92	430	522	100	281	381

[1] Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA increased by 20.2 percent to CHF 738 million. After dropping 19.4 percent in the first quarter of 2005, internal growth was lifted to 2.9 percent. It is worth highlighting the further improvement in results from our Group companies in Germany, Spain and southeast Europe.

Growing demand for cement in North America

Rising demand for construction services in North America shows no signs of abating. In the United States, construction sector investment reached new record levels in the first half of 2005, with industrial and commercial construction making particularly strong gains. Persistent low interest rates also favored residential construction. The US cement industry did its utmost to supply markets with domestic products, but in some regions supplies remained tight and much higher quantities of clinker and cement needed to be imported. In Canada, cement supplies were assured throughout the consistently robust economic conditions.

In this positive environment, Group region North America further increased its consolidated cement deliveries. At the beginning of the year, the states of Texas and Oklahoma, as well as markets in the southeastern US, exhibited the greatest growth momentum. With the arrival of spring, demand also significantly picked up in the Midwest and along the Mississippi, both of which are important sales regions for Holcim.

Holcim US increased sales revenue in all market regions. Canada witnessed attractive orders and rising prices. St. Lawrence Cement recorded an increase in cement deliveries in the provinces of Ontario and Quebec. On balance, the Canadian Group company saw a slight decline in cement sales volumes because of delivery bottlenecks in the northeastern US markets it also serves.

The North American operations of Aggregate Industries have significantly strengthened Holcim's market position in this Group region. In the United States, our cement business is now ideally complemented in key markets by Aggregate Industries' aggregates, asphalt and ready-mix concrete operations. Therefore, sales of aggregates in North America more than doubled, by 158.8 percent to 20.7 million tonnes, while deliveries of ready-mix concrete expanded by 109.1 percent to 2.3 million cubic meters. In the second quarter, Aggregate Industries sold 12.7 million tonnes of aggregates and 1.3 million cubic meters of ready-mix concrete. Additionally, the company sold 2.6 million tonnes of asphalt.

North America in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	405	1,295	1,700	381	707	1,088
Operating EBITDA	43	263	306	29	178	207
Operating profit	2	192	194	(16)	130	114

[1] Prior-year figures adjusted to certain Group expenditures.

Marked price and volume growth at Holcim US, as well as the incorporation of Aggregate Industries in the second quarter, led to a significant improvement in results of Group region North America. Operating EBITDA climbed by 47.8 percent to CHF 306 million. Internal operating EBITDA growth was a substantial 14 percent.

The approval procedure for the construction of a new cement plant north of New York was halted. St. Lawrence Cement wrote off the development and planning costs incurred in full in the second quarter of the year. Reserves for these project costs had already been made in the Group financial statements, so the write-off does not negatively impact on current results. In Ontario, limestone reserves in the strategically important Milton quarry were considerably expanded. These additional raw material reserves have enabled St. Lawrence Cement to secure its position as the leading supplier of high-grade aggregates in the greater Toronto area.

Robust demand for construction materials in Latin America

The Latin American economy continued to gain momentum in the first half of the year. This particularly benefited the construction sector and, with the exception of Central America, cement consumption increased in all markets supplied by Holcim in this Group region. Growth was driven by a combination of public and private sector residential construction and investments in expanding transport infrastructure.

The higher demand also had a positive impact on sales at our Latin American Group companies, and cement sales increased once again.

Holcim Apasco in Mexico took full advantage of significantly stronger domestic demand in the second quarter as well as the opportunity for additional exports of clinker and cement. Sales of aggregates and ready-mix concrete also increased. In Central America, the main source of higher delivery volumes was Cemento de El Salvador, newly consolidated from the beginning of this year. There was a remarkable increase in sales at Holcim Costa Rica. Higher production capacity at the Cartago plant enabled the expansion of clinker exports to Nicaragua.

Our Group companies in Colombia, Venezuela and Ecuador recorded significant volume increases. Improvements in the order situation in parts of the Brazilian construction sector had a positive impact on shipments of cement by our Group company. Sales of ready-mix concrete declined slightly as a result of optimized distribution networks. In Argentina and Chile, brisk demand for products continued. Minetti and Cemento Polpaico both achieved impressive growth rates.

Latin America in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	675	789	1,464	715	705	1,420
Operating EBITDA	250	296	546	284	278	562
Operating profit	192	234	426	207	196	403

[1] Prior-year figures adjusted to certain Group expenditures.

Operating EBITDA in Group region Latin America contracted by 2.8 percent to CHF 546 million as a result of rising energy costs, negative exchange rate movements and strong price pressure in Brazil and Colombia. The first quarter's 12.3 percent fall in internal EBITDA could be reduced to minus 5 percent for the half-year thanks to a much better second quarter. Meanwhile, further progress on improving cost efficiency was made on several fronts, greater use of alternative fuels was an important factor.

Economic revival in Group region Africa Middle East

Most markets in Group region Africa Middle East enjoyed positive trends, although there were regional differences in growth momentum. The West African group of countries, where business activity was greatly limited by persistent political and economic instability, were once again an exception.

Demand for cement increased in all countries that border the Mediterranean. In Morocco, cement sales were boosted by a combination of motorway construction, the building of public housing and tourism sector investments. Egyptian Cement also increased its domestic deliveries, although a decline in cement exports led to slightly lower sales overall. Holcim Lebanon benefited from both rising demand for construction materials in neighboring countries as well as a rise in construction activity in the greater Beirut area. This also led to a marked expansion in deliveries of ready-mix concrete.

Cement shipments by Group companies in the Indian Ocean region were adversely affected by a sluggish construction sector in Madagascar. Some volume growth was nonetheless generated in aggregates and ready-mix concrete on the island of La Réunion.

Thanks to continuing robust economic growth, Holcim South Africa once again exceeded its already high prior-year results. Shipments rose significantly across all segments.

Africa Middle East in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	379	480	859	325	400	725
Operating EBITDA	127	164	291	92	126	218
Operating profit	107	143	250	70	103	173

[1] Prior-year figures adjusted to certain Group expenditures.

In terms of earnings, Group region Africa Middle East made significant progress. Operating EBITDA increased by 33.5 percent to CHF 291 million. Internal operating EBITDA growth was a rewarding 31.2 percent. All Group companies contributed to the improved result, although it is worth singling out the marked increase in result of Holcim South Africa. Egyptian Cement, Holcim Lebanon and our Group companies in the Indian Ocean region also substantially increased their contributions to the result.

Sustained positive construction activity in Asia Pacific

The construction sector in Group region Asia Pacific continued to make healthy progress in a positive economic environment. Demand increased in the construction sector in practically all Holcim markets, especially Sri Lanka, Thailand and Vietnam, as well as Indonesia, Australia and New Zealand. Growth rates were particularly impressive in India where Holcim, in partnership with Gujarat Ambuja, gained a foothold during the period under review as the promotor and single largest shareholder of the country's second-largest cement group, The Associated Cement Companies. The investment was made via the holding company Ambuja Cement India. In the Philippines, cement consumption was static and in Malaysia the situation remained difficult.

The Group region saw a significant rise in consolidated cement sales. Delivery volumes at Ambuja Cement Eastern in India, which were taken into account from April onwards, had a further positive impact on consolidated volume expansion.

In the cement segment, Siam City Cement in Thailand and PT Semen Cibinong in Indonesia recorded the largest sales increases. Both Group companies benefited from an acceleration in residential construction activity and the expansion of the transport and energy supply infrastructure. The Thai Group company in particular was also able to export significantly larger quantities of cement. Holcim Vietnam's clinker and cement production facilities were practically fully utilized and additional grinding and loading capacity enabled the company to expand its market share in the south of the country. Cement Australia and Holcim New Zealand once again exceeded their already high delivery levels of the prior-year period. Thanks to higher export volumes, total cement sales of Holcim Philippines increased.

Asia Pacific in million CHF	1st quarter 2005	2nd quarter 2005	1st half 2005	1st quarter 2004[1]	2nd quarter 2004[1]	1st half 2004[1]
Net sales	495	598	1,093	466	481	947
Operating EBITDA	117	149	266	117	125	242
Operating profit	72	99	171	59	68	127

[1] Prior-year figures adjusted to certain Group expenditures.

The operating EBITDA of Group region Asia Pacific increased by 9.9 percent to CHF 266 million. Siam City Cement once again made the largest contribution to this result. However, the figures were depressed by higher energy costs and more stringent price pressure. In Vietnam, too, competitive pressure led to a modest decline in performance. Group companies in Australia, Indonesia, Sri Lanka and the Philippines significantly improved their results during the first half. Added to this has been the positive contribution from India from the second quarter. Internal operating EBITDA growth in this Group region was 8.3 percent.

Further growth in 2005

Our guidance for the 2005 business year, published in March and confirmed in May 2005, remains valid. Positive conditions in the construction sector should continue in the second half of the year across most markets in which Holcim operates and demand for construction materials should remain stable at a high level. The Board of Directors and Executive Committee again expect to see an improvement in results for the current business year. Internal operating EBITDA growth is once more likely to exceed the long-term average of 5 percent.



Rolf Soiron
Chairman of the Board of Directors



Markus Akermann
CEO

August 25, 2005

Consolidated Statement of Income of Group Holcim

Million CHF	Notes	January–June 2005 Unaudited	January–June 2004 Restated[1] Unaudited	±%	April–June 2005 Unaudited	April–June 2004 Restated[1] Unaudited	±%
Net sales	5	**7,870**	**6,317**	**+24.6**	**5,140**	**3,557**	**+44.5**
Production cost of goods sold		(4,088)	(3,167)		(2,680)	(1,753)	
Gross profit		**3,782**	**3,150**	**+20.1**	**2,460**	**1,804**	**+36.4**
Distribution and selling expenses		(1,744)	(1,429)		(1,090)	(779)	
Administration expenses		(564)	(499)		(316)	(248)	
Other depreciation and amortization		(26)	(151)		(17)	(81)	
Operating profit		**1,448**	**1,071**	**+35.2**	**1,037**	**696**	**+49.0**
Other income (expenses) net	7	47	(9)		34	0	
EBIT[2]		**1,495**	**1,062**	**+40.8**	**1,071**	**696**	**+53.9**
Financial expenses net	8	(354)	(254)		(193)	(107)	
Net income before taxes		**1,141**	**808**	**+41.2**	**878**	**589**	**+49.1**
Income taxes		(367)	(331)		(273)	(213)	
Net income		**774**	**477**	**+62.3**	**605**	**376**	**+60.9**
Attributable to:							
Equity holders of Holcim Ltd		650	356	+82.6	522	311	+67.8
Minority interest		124	121		83	65	
CHF							
Earnings per dividend-bearing share[3]		2.85	1.78	+60.1			
Fully diluted earnings per share[3]		2.80	1.78	+57.3			
Cash earnings per dividend-bearing share[3][4]		2.96	2.59	+14.3			

[1] Adjusted in line with IFRS 2005.
[2] Earnings before interest and taxes.
[3] *EPS calculation based on net income attributable to equity holders of Holcim Ltd.*
[4] Excludes the amortization of goodwill and other intangible assets.

Consolidated Balance Sheet of Group Holcim

Million CHF	30.06.2005	31.12.2004	30.06.2004
		Restated[1]	Restated[1]
	Unaudited	Unaudited	Unaudited
Cash and cash equivalents	4,548	3,730	2,307
Marketable securities	38	40	30
Accounts receivable	3,769	2,209	2,449
Inventories	1,802	1,255	1,203
Prepaid expenses and other current assets	342	162	243
Total current assets	**10,499**	**7,396**	**6,232**
Financial assets	2,166	1,162	1,636
Property, plant and equipment	19,033	13,124	13,474
Intangible and other assets	6,940	4,012	3,922
Deferred tax assets	233	156	151
Total long-term assets	**28,372**	**18,454**	**19,183**
Total assets	**38,871**	**25,850**	**25,415**
Trade accounts payable	1,752	1,284	1,079
Current financial liabilities	6,128	2,709	2,689
Other current liabilities	1,910	1,357	1,277
Total short-term liabilities	**9,790**	**5,350**	**5,045**
Long-term financial liabilities	12,823	7,907	7,753
Deferred tax liabilities	1,992	946	1,059
Long-term provisions	1,431	986	990
Total long-term liabilities	**16,246**	**9,839**	**9,802**
Total liabilities	**26,036**	**15,189**	**14,847**
Share capital	460	460	460
Capital surplus	3,961	3,956	3,942
Treasury shares	(61)	(488)	(495)
Reserves	5,797	4,555	4,461
	10,157	**8,483**	**8,368**
Minority interest	2,678	2,178	2,200
Total shareholders' equity	**12,835**	**10,661**	**10,568**
Total liabilities and shareholders' equity	**38,871**	**25,850**	**25,415**

[1] Adjusted in line with IFRS 2005.

Million CHF	Share capital	Capital surplus	Treasury shares
Equity as at December 31, 2003 (audited)	**402**	**2,628**	**(448)**
Restatement as per January 1, 2004 (as per note 2)		**(53)**	
Restated opening balances as at January 1, 2004 (unaudited)	**402**	**2,575**	**(448)**
Share capital increase	58	1,398	
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			(47)
Repayment convertible bond		(31)	
New minorities assumed			
Buyout of minorities			
Equity as at June 30, 2004 (unaudited)	**460**	**3,942**	**(495)**
Equity as at December 31, 2004 (audited)	**460**	**3,995**	**(488)**
Restatement as per January 1, 2005 (as per note 2)		**(39)**	
Restated opening balances as at January 1, 2005 (unaudited)	**460**	**3,956**	**(488)**
Net income			
Currency translation effects			
Change in fair value			
– Available-for-sale securities			
– Cash flow hedges			
Realized gain (loss) in income statement			
– Available-for-sale securities			
– Cash flow hedges			
Dividends			
Change in treasury shares net			427
Remuneration paid in the form of stock options		5	
New minorities assumed			
Buyout of minorities			
Equity as at June 30, 2005 (unaudited)	**460**	**3,961**	**(61)**

Attributable to equity holders of Holcim Ltd					Minority interest	Total shareholders' equity
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves		
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	**2,666**	**9,499**
(8)			**25**	**17**		**(36)**
6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**2,666**	**9,463**
						1,456
356				356	121	477
					16	16
		13		13	1	14
	6			6		6
(225)				(225)	(91)	(316)
						(47)
43				43		12
					3	3
					(516)	(516)
6,335	**(103)**	**(55)**	**(1,716)**	**4,461**	**2,200**	**10,568**
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	**2,178**	**10,708**
9			**33**	**42**		**3**
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**2,178**	**10,711**
650				650	124	774
			812	812	202	1,014
		10		10		10
(286)				(286)	(125)	(411)
6				6		433
						5
					342	342
					(43)	(43)
7,280	**(10)**	**(40)**	**(1,433)**	**5,797**	**2,678**	**12,835**

Consolidated Cash Flow Statement of Group Holcim

January–June Million CHF	2005 Unaudited	2004 Unaudited	±%
Operating profit	**1,448**	**1,071**	**+35.2**
Depreciation and amortization of operating assets	589	649	
Other non-cash items	11	(1)	
Change in net working capital	(712)	(469)	
Cash generated from operations	**1,336**	**1,250**	**+6.9**
Dividends received	25	39	
Interest received	14	14	
Interest paid	(342)	(260)	
Income taxes paid	(333)	(349)	
Other expenses	(14)	(6)	
Cash flow from operating activities (A)	**686**	**688**	**–0.3**
Purchase of property, plant and equipment	(634)	(476)	
Disposal of property, plant and equipment	29	34	
Purchase of financial assets, intangible and other assets	(5,004)	(1,346)	
Disposal of financial assets, intangible and other assets	273	242	
Cash flow used in investing activities (B)	**(5,336)**	**(1,546)**	**–245.1**
Dividends paid on ordinary shares	(286)	(225)	
Dividends paid to minority shareholders	(154)	(79)	
Dividends paid on preference shares	(11)	(8)	
Share capital paid-in	0	1,456	
Movements of treasury shares net	433	(47)	
Increase in current financial liabilities	3,207	4	
Proceeds from long-term financial liabilities	3,119	535	
Repayment of long-term financial liabilities	(1,030)	(975)	
Decrease in marketable securities	5	34	
Cash flow from financing activities (C)	**5,283**	**695**	**+660.1**
In(De)crease in cash and cash equivalents (A+B+C)	**633**	**(163)**	
Cash and cash equivalents as at January 1	**3,730**	**2,456**	
In(De)crease in cash and cash equivalents	633	(163)	
Currency translation effects	185	14	
Cash and cash equivalents as at June 30	**4,548**	**2,307**	

1 Basis of Preparation

The unaudited consolidated half-year interim financial statements (hereafter "interim financial statements") are prepared in accordance with IAS 34 *Interim Financial Reporting*. The accounting policies used in the preparation and presentation of the interim financial statements are consistent with those used in the consolidated financial statements for the year ended December 31, 2004 (hereafter "annual financial statements"), except as discussed in changes in accounting policies. The interim financial statements should be read in conjunction with the annual financial statements as they provide an update of previously reported information. The preparation of interim financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate during the period in which the circumstances change.

2 Changes in Accounting Policies

As of January 1, 2005, the International Accounting Standards Board (IASB) revised various standards which lead to the following IFRS changes:

Treatment of goodwill

With effect from January 1, 2005, goodwill is not amortized but instead is tested for impairment on an annual basis. In accordance with IFRS 3 *Business Combinations*, this standard is to be applied on a prospective basis.

Derecognition of negative goodwill

All negative goodwill that arises on acquisition must be recognized immediately in the income statement. In accordance with the transitional provisions of IFRS 3 *Business Combinations*, CHF 50 million of negative goodwill was derecognized on January 1, 2005, and transferred directly to retained earnings. This standard is to be applied on a prospective basis.

Change in treatment of currency translation effects on intergroup loans

According to IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2004), foreign exchange rate movements on qualifying intergroup equity loans can only be recognized in equity (currency translation adjustment) if the loan is denominated in the functional currency of one of the parties to the loan. Prior to January 1, 2005, all foreign exchange rate movements on qualifying intergroup equity loans were recorded directly in equity (currency translation adjustment). The effect of this amendment has resulted in an additional income statement credit of CHF 5 million within financial expenses net for the period January–June 2004. However, total shareholders' equity remained unchanged at December 31, 2004.

Reversal of foreign exchange losses capitalized

As of January 1, 2005, IAS 21 *The Effects of Changes in Foreign Exchange Rates* (revised 2004) does not permit certain foreign exchange losses that result from a severe depreciation of a currency to be capitalized as part of property, plant and equipment. The effect of this amendment has resulted in retained earnings being reduced by CHF 11 million at December 31, 2004.

Reclassification of equity portion of convertible bonds

According to IAS 32 *Financial Instruments: Disclosure and Presentation* (revised 2004), an equity component recognized for issued convertible bonds with a cash settlement option must, with retrospective effect, be reclassified as a financial liability on the balance sheet. The effect of this amendment has resulted in an additional income statement charge of CHF 19 million within financial expenses net for the period January–June 2004. In addition, total shareholders' equity was reduced by CHF 36 million at December 31, 2004.

Remuneration paid in the form of stock options

The adoption of IFRS 2 *Share-based Payment* has resulted in a change in accounting policy for remuneration paid in the form of stock options. Until December 31, 2004, the provision of share options to employees did not result in a charge to the income statement. However, as from January 1, 2005 the Group is required to recognize the fair value of options granted in the income statement. As the Group does not have significant share option schemes, the effect of applying IFRS 2 is not material.

Functional currency

As from January 1, 2005 a new functional currency was adopted for certain Group companies in order to reflect a change in the underlying economic conditions of the countries concerned (mainly Latin America). Consequently, the respective companies converted all balance sheet positions into the new functional currency on the basis of the exchange rate prevailing at the reference date of January 1, 2005. For non-monetary items, the resulting translated amounts represent their historical cost. The impact of changes in the functional currency has not been presented retrospectively.

Effect of Changes in Accounting Policies

	Capital surplus	
Million CHF		
Equity as previously reported at December 31, 2003 (audited)	**2,628**	
Change in treatment of currency translation effects on intergroup loans		
Reversal of foreign exchange losses capitalized		
Reclassification of equity portion of convertible bonds	(53)	
Restated opening balances as at January 1, 2004 (unaudited)	**2,575**	
Effect of the restatement as per January 1, 2004	**(53)**	
Equity as previously reported at December 31, 2004 (audited)	**3,995**	
Derecognition of negative goodwill		
Change in treatment of currency translation effects on intergroup loans		
Reversal of foreign exchange losses capitalized		
Reclassification of equity portion of convertible bonds	(39)	
Restated opening balances as at January 1, 2005 (unaudited)	**3,956**	
Effect of the restatement as per January 1, 2005	**(39)**	

Attributable to equity holders of Holcim Ltd					
Retained earnings	Available-for-sale equity reserve	Cash flow hedging reserve	Currency translation effects	Total reserves	Total changes
6,169	**(109)**	**(68)**	**(1,741)**	**4,251**	
(21)			21		
(11)				(11)	(11)
24			4	28	(25)
6,161	**(109)**	**(68)**	**(1,716)**	**4,268**	**(36)**
(8)			**25**	**17**	**(36)**
6,901	**(10)**	**(50)**	**(2,278)**	**4,563**	
50				50	50
(29)			29		
(11)				(11)	(11)
(1)			4	3	(36)
6,910	**(10)**	**(50)**	**(2,245)**	**4,605**	**3**
9			**33**	**42**	**3**

3 Changes in the Scope of Consolidation

Holcim effectively controlled 100% of the ordinary shares of Aggregate Industries plc for a total consideration of CHF 4,142 million when the offer to shareholders was declared unconditional on March 21, 2005.

The identifiable assets and liabilities arising from the acquisition are as follows:

Million CHF	Fair value	Aggregate Industries plc carrying amount
Current assets	1,186	1,198
Long-term assets	4,777	3,742
Current liabilities	(1,292)	(1,289)
Long-term liabilities	(2,656)	(2,117)
Net assets	**2,015**	**1,534**
Minority interest	(8)	
Net assets acquired	**2,007**	

Purchase consideration settled in cash	**4,142**	
Fair value of net assets acquired	2,007	
Goodwill	**2,135**	

The initial accounting for Aggregate Industries plc was determined provisionally. Further adjustments are expected to arise from the fair values assigned to the identifiable assets acquired and liabilities assumed within twelve months from the date of acquisition.

The goodwill is attributable to the favourable presence that Aggregate Industries plc enjoys in the UK and US markets, well located and strategically important mineral reserves and resources and synergies expected to arise from the acquisition.

Aggregate Industries plc contributed net income of CHF 61 million to the Group for the period from April 1, 2005 to June 30, 2005. If the acquisition had occurred on January 1, 2005, Group net sales would have been CHF 710 million higher. Net income would have been reduced by CHF 35 million which reflects the expected seasonal lower first quarter trading results of Aggregate Industries plc.

On April 11, 2005, Holcim successfully completed the strategic transactions in India. The Group now holds 67% of the equity capital in Ambuja Cement India Ltd. with Gujarat Ambuja Cements Ltd. holding the remaining 33%. As the holding company bundling Holcim's engagement in India, Ambuja Cement India Ltd. held 94.1% in Ambuja Cement Eastern Ltd. and 34.6% in The Associated Cement Companies Ltd. at the date the transactions were completed.

The identifiable assets and liabilities arising from the acquisition are as follows:

Million CHF	Fair value	Ambuja Cement India Ltd. carrying amount
Current assets	173	174
Long-term assets	834	727
Current liabilities	(35)	(35)
Long-term liabilities	(54)	(17)
Net assets	**918**	**849**
Minority interest	(306)	
Net assets acquired	**612**	

Purchase consideration settled in cash	**801**	
Fair value of net assets acquired	612	
Goodwill	**189**	

The initial accounting for Ambuja Cement India Ltd. was determined provisionally. Further adjustments are expected to arise from the fair values assigned to the identifiable assets acquired and liabilities assumed within twelve months from the date of acquisition.

The goodwill is attributable mainly to the favourable presence that the acquired business enjoys in India and Holcim's entry into a dynamic market.

Ambuja Cement India Ltd. contributed net income of CHF 13 million to the Group for the period from April 11, 2005 to June 30, 2005. If the acquisition had occurred on January 1, 2005, Group net sales and net income would have been CHF 38 million and CHF 15 million higher, respectively.

4 Segment Information

Information by region	Europe		North America		Latin America		Africa Middle East		Asia Pacific		Corporate / Eliminations		Total Group	
January–June (unaudited)	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004
Income statement														
Million CHF														
Net sales	3,066	2,342	1,700	1,088	1,464	1,420	859	725	1,093	947	(312)	(205)	7,870	6,317
Operating EBITDA[1]	738	614	306	207	546	562	291	218	266	242	(110)	(123)	2,037	1,720
Operating EBITDA margin[1] in %	24.1	26.2	18.0	19.0	37.3	39.6	33.9	30.1	24.3	25.6			25.9	27.2
Operating profit[1]	522	381	194	114	426	403	250	173	171	127	(115)	(127)	1,448	1,071
Operating profit margin[1] in %	17.0	16.3	11.4	10.5	29.1	28.4	29.1	23.9	15.6	13.4			18.4	17.0
Operating profit (excl. goodwill amortization)[1]	522	444	194	117	426	435	250	178	171	145	(115)	(126)	1,448	1,193
Capacity and sales														
Million t														
Production capacity cement[2]	45.3	45.3	22.0	22.0	34.5	34.5	14.9	14.9	39.4	37.4			156.1	154.1
Sales of cement and clinker	14.9	14.9	8.0	8.0	11.4	9.9	7.2	6.9	14.6	12.4	(3.6)	(2.8)	52.5	49.3
Sales of aggregates	35.6	28.2	20.7	8.0	5.8	6.0	4.6	4.3	1.6	2.1			68.3	48.6
Million m^3														
Sales of ready-mix concrete	8.1	6.6	2.3	1.1	4.1	3.9	1.0	0.9	1.7	1.3			17.2	13.8

[1] Prior-year figures adjusted to exclude certain Group charges.
[2] Prior-year figures as of December 31, 2004.

5 Change in Net Sales

January–June Million CHF	2005	2004
Volume and price	455	526
Change in structure	1,258	45
Currency translation effects	(160)	(58)
Total	**1,553**	**513**

6 Change in Operating EBITDA

January–June Million CHF	2005	2004
Volume, price and cost	124	215
Change in structure	241	11
Currency translation effects	(48)	(33)
Total	**317**	**193**

7 Other Income (Expenses)

January–June Million CHF	2005	2004
Dividends earned	21	37
Financial income	16	14
Other ordinary income (expenses) net	24	(19)
Depreciation and amortization of non-operating assets	(14)	(41)
Total	**47**	**(9)**

8 Financial Expenses Net

January–June Million CHF	2005	2004
Financial expenses	(436)	(290)
Interest earned on cash and cash equivalents	55	22
Foreign exchange gain net	24	10
Financial expenses capitalized	3	4
Total	**(354)**	**(254)**

9 Bonds

As at June 22, 2005, Holcim Ltd fully repaid the CHF 500 million notes with fixed interest rates (4.5%, 2000–2005) and issued new notes of CHF 500 million with fixed interest rates (2.5%, 2005–2012).

10 Dividends

In conformity with the decision taken at the Annual General Meeting on May 3, 2005, a dividend related to 2004 of CHF 1.25 per registered share has been paid on May 6, 2005. This resulted in a total ordinary dividend payment of CHF 286 million.

11 Contingent Liabilities

No significant changes.

12 Principal Exchange Rates

	Income statement Average exchange rates in CHF Jan–June			Balance sheet Closing exchange rates in CHF		
	2005	2004	±%	30.06.2005	31.12.2004	30.06.2004
1 EUR	1.55	1.55	0	1.55	1.55	1.53
1 USD	1.21	1.27	−4.7	1.28	1.14	1.26
1 GBP	2.26	2.30	−1.7	2.31	2.18	2.28
1 CAD	0.98	0.95	+3.2	1.04	0.95	0.94
100 MXN	10.94	11.30	−3.2	11.96	10.20	10.95
100 EGP	20.83	20.50	+1.6	22.00	18.73	20.00
1 ZAR	0.19	0.19	0	0.19	0.21	0.20
100 PHP	2.21	2.27	−2.6	2.29	2.03	2.25
100 THB	3.07	3.19	−3.8	3.11	2.93	3.08
1 AUD	0.93	0.93	0	0.98	0.89	0.87
1 NZD	0.86	0.82	+4.9	0.89	0.82	0.80

Holcim securities

The Holcim shares (security code No. 1221405) are listed on the SWX Swiss Exchange and traded on virt-x. The shares are also traded on the Frankfurt Stock Exchange. Telekurs lists the registered share under HOLN. The corresponding code under Bloomberg is HOLN VX, while Reuters uses the abbreviation HOLN.VX. Every share carries one vote. The market capitalization of Holcim Ltd amounted to CHF 17.9 billion at June 30, 2005.

Cautionary statement regarding forward-looking statements

This document may contain certain forward-looking statements relating to the Group's future business, development and economic performance.

Such statements may be subject to a number of risks, uncertainties and other important factors, such as but not limited to (1) competitive pressures; (2) legislative and regulatory developments; (3) global, macroeconomic and political trends; (4) fluctuations in currency exchange rates and general financial market conditions; (5) delay or inability in obtaining approvals from authorities; (6) technical developments; (7) litigation; (8) adverse publicity and news coverage, which could cause actual development and results to differ materially from the statements made in this document.

Holcim assumes no obligation to update or alter forward-looking statements whether as a result of new information, future events or otherwise.

Financial Reporting Calendar	
Third quarter 2005 results conference for press and analysts	November 9, 2005
2005 annual results conference for press and analysts	March 1, 2006
First quarter 2006 results	May 11, 2006
General Meeting of Shareholders	May 12, 2006
Dividend payment	May 17, 2006
Half-year 2006 results	August 24, 2006
Third quarter 2006 results conference for press and analysts	November 8, 2006

Holcim Ltd
Zürcherstrasse 156
CH-8645 Jona/Switzerland
Phone +41 58 858 86 00
Fax +41 58 858 86 09
info@holcim.com
www.holcim.com

Corporate Communications
Roland Walker
Phone +41 58 858 87 10
Fax +41 58 858 87 19
communications@holcim.com

Investor Relations
Bernhard A. Fuchs
Phone +41 58 858 87 87
Fax +41 58 858 80 09
investor.relations@holcim.com

Holcim

www.holcim.com



Day in, day out, Holcim's more than 90,000 men and women do their part in building the future. Wherever they may be, they deliver true value to our customers.

Holcim is one of the world's leading suppliers of cement, aggregates (crushed stone, sand and gravel), concrete and construction-related services. The Group holds majority